300 First Stamford Place 5th Floor Stamford, CT 06902	T: (203) 276-8100 F: (203) 276-8199

BY EDGAR SUBMISSION

June 14, 2016

J. Nolan McWilliams

Attorney-Advisor
Office of Transportation and Leisure

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Eagle Bulk Shipping Inc.
Preliminary Proxy Statement on Schedule 14A
Filed May 3, 2016
File No. 001-33831

Dear Mr. McWilliams:

We are in receipt of your comment letter dated May 31, 2016 (the “Comment Letter”), regarding the Securities and Exchange Commission’s review of the Preliminary Proxy Statement on Schedule 14A filed by Eagle Bulk Shipping Inc. on May 3, 2016 (File No. 001-33831) (the “Preliminary Proxy Statement”). Pursuant to our telephonic discussion with Mr. Ryan Adams on June 13, 2016, this correspondence confirms our request for an extension until June 28, 2016, to respond to the Comment Letter so that we can devote appropriate time to gather and review information in connection with our response and to complete an amendment to the Preliminary Proxy Statement.

If you have any questions with respect to this request for an extension of time or require additional information, please contact me at 203-276-8100.

Very truly yours, /s/ Gary Vogel Gary Vogel Chief Executive Officer

cc:	Ryan Adams, Securities and Exchange Commission
Adir Katzav, Chief Financial Officer
Daniel I. Fisher, Akin Gump Strauss Hauer & Feld LLP